LORD ABBETT SECURITIES TRUST

90 Hudson Street

Jersey City, NJ 07302

October 11, 2022

VIA EDGAR

Mr. Scott Lee
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

Re:	Lord Abbett Securities Trust (the “Trust”)
File Nos. 033-58846 and 811-07538

Dear Mr. Lee:

Reference is made to the Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy Statement”) filed on September 28, 2022 with the U.S. Securities and Exchange Commission (the “Commission”) via EDGAR.

This letter responds to comments you provided during a telephone call on October 7, 2022 with Linda Y. Kim of Lord, Abbett & Co. LLC (“Lord Abbett”), the investment adviser to the Trust, and Lisa M. Henry of Ropes & Gray LLP, counsel to the Trust, regarding the Preliminary Proxy Statement. Your comments, and the Trust’s responses thereto, are summarized below. A definitive proxy statement (the “Definitive Proxy Statement”) will be filed for the Trust and will reflect changes made in response to your comments. Capitalized terms used but not defined herein have the meanings given to them in the Preliminary Proxy Statement.

1. In the Questions & Answers, under “Why am I receiving the proxy statement?”, please include a brief description explaining why Lord Abbett believes the Lord Abbett Durable Growth Fund (the “Fund”) has limited prospects for future growth.

Response: In response to this comment, the Fund will revise its disclosure as follows:

Lord, Abbett & Co. LLC, the Fund’s investment adviser (“Lord Abbett”), proposed the liquidation of the Fund because Lord Abbett believes the Fund has limited prospects for future asset growth given Lord Abbett no longer intends to support the Fund’s current investment strategy due to its undifferentiated investment results. Lord Abbett believes ~~and~~ that investors in the Fund might be better served by other investments that may be available to them. You are eligible to vote on the proposal (or to provide voting instructions to a financial intermediary holding Fund shares in its name for your benefit) if you owned shares of the Fund as of September 30, 2022.

2. In the Questions & Answers, under “How will the liquidation of the Fund affect me?”, please clarify whether there will be any tax consequences of the liquidation.

Response: In response to this comment, the Fund will revise its disclosure as follows:

If the Fund liquidates and dissolves pursuant to the Plan of Liquidation, the Fund will sell its assets, pay its debts, and distribute the net proceeds and any income to shareholders. The shareholders who will receive the liquidating distributions are those who are shareholders of record on the effective date of the Plan of Liquidation or such later date as is selected by the Board as the record date for the liquidation. To the extent necessary, the Fund will, on or before the liquidation date, have declared a dividend or dividends which will include any income or gain recognized upon the sale of the Fund’s assets as part of the liquidation, and the Fund’s shareholders will be taxed on any such distributions in the same manner as any other distribution from the Fund. In addition, for federal income tax purposes, a shareholder’s receipt of the liquidating distribution will be a taxable event and will be treated as a sale of the shareholder’s shares of the Fund in exchange for the liquidating distribution. Each shareholder will recognize a gain or loss in an amount equal to the difference between the liquidating distribution he or she receives from the Fund and the adjusted tax basis in his or her Fund shares.

3. In the Questions & Answers, please include a question and answer addressing what will happen if shareholders do not approve the liquidation of the Fund.

Response: In response to this comment, the Fund will add the following question and answer:

What will happen if shareholders do not approve the liquidation of the Fund?

As of September 30, 2022, approximately 98% of the Fund’s shares were held by other registered investment companies advised by Lord Abbett. If, as expected, such funds vote in favor of the proposal, the proposal will pass regardless of whether other shareholders vote against the proposal or abstain from voting. In the unlikely chance that shareholders do not approve the liquidation of the Fund, the Fund will continue to operate in the near term, while the Board considers what course of action is in the best interests of the Fund and its shareholders going forward.

4. In the Questions & Answers, please include a question and answer addressing how a shareholder may revoke a proxy and disclose the reasons why.

Response: In response to this comment, the Fund will add the following question and answer:

How can I revoke my proxy?

To revoke a proxy, you must submit a written notice of revocation or later dated proxy to the Fund, or attend the Meeting and vote in person by ballot, in all cases before the proxy is exercised at the Meeting. Merely attending the Meeting, however, will not revoke a previously executed proxy. If you hold shares through a financial intermediary, please consult your financial intermediary regarding your ability to revoke voting instructions after you have provided them.

5. The Notice of Special Meeting of Shareholders in the Preliminary Proxy Statement states that, “The Proxy Statement is available at [website].” Please confirm that the website included in the Definitive Proxy Statement will be a direct link to the proxy statement and not a link to a general website.

Response: The Fund confirms that a direct link to the proxy statement will be included in the Definitive Proxy Statement.

6. Under “Proposal: The Liquidation of the Fund – Board Evaluation and Approval”, please confirm whether the Board considered any other factors that weighed against the liquidation. If so, please disclose those factors.

Response: The indicated section was revised to, among other things, clarify that the Board weighed other options for the Fund. The Trust believes the “Board Evaluation and Approval” discussion, as revised, appropriately describes the factors that the Board weighed.

7. Under “Voting Information – Solicitation Costs”, please add disclosure explaining why the Fund does not expect there to be any proxy solicitation costs.

Response: In response to this comment, the Fund will revise its disclosure as follows:

~~While the Fund does not expect there to be any proxy solicitation costs,~~ Lord Abbett will bear any costs associated with the proxy solicitation, including printing, distribution, and proxy solicitation costs, and related legal and accounting fees. However, the Fund does not expect there to be any proxy solicitation costs, and that printing and mailing costs will be de minimis, because approximately 98% of the Fund is held by other registered investment companies advised by Lord Abbett. The Fund expects that such funds will vote in favor of the Proposal.

8. With respect to Appendix B and Appendix D, please confirm that the information included in the Preliminary Proxy Statement is the most current information available. If not, please update the information to be as of a more recent date.

Response: The Fund confirms that information included in Appendix B and Appendix D will be updated to be as of September 30, 2022 in the Definitive Proxy Statement.

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If you have any questions, please call the undersigned at (201) 827- 2181.

Sincerely,

/s/ Linda Y. Kim
Linda Y. Kim
Vice President and Assistant Secretary
Lord Abbett Securities Trust